UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 30, 2020

CNX Resources Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-14901	51-0337383
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

CNX Center

1000 CONSOL Energy Drive, Suite 400

Canonsburg, Pennsylvania 15317

(Address of principal executive offices)

(Zip code)

Registrant’s telephone number, including area code:

(724) 485-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock ($.01 par value)	CNX	New York Stock Exchange
Preferred Share Purchase Rights	—	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

CNX Resources Corporation (“CNX” or the “Company”) issued a press release on July 30, 2020 announcing its 2020 second quarter results. A copy of the press release is attached to this Current Report as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information furnished pursuant to this Item 2.02 and Item 7.01, including Exhibits 99.1 and 99.2, are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated therein by reference.

Item 7.01	Regulation FD.

The information set forth under Item 2.02 is incorporated into this Item 7.01 by reference. On July 30, 2020, the Company posted to its website an investor presentation related to its 2020 second quarter results, which is included as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

Forward-Looking Statements

All statements in this report (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Exchange Act and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX and CNX Midstream Partners LP (NYSE: CNXM) (the “Partnership”), which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CNX and the Partnership and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX and the Partnership believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX, the Partnership and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX’s or the Partnership’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of the Partnership.

The forward-looking statements in this report speak only as of the date of this report; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the

“Risk Factors” section of CNX’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each filed with the Securities and Exchange Commission (the “SEC”), and any subsequent reports filed with the SEC.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CNX will file a registration statement on Form S-4, including a consent statement/prospectus of CNX and the Partnership, with the SEC. INVESTORS AND SECURITY HOLDERS OF CNX AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by CNX and the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.cnx.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation Relating to the Merger

CNX, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the transaction. Information about these persons is set forth in CNX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and the Partnership’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description of the Exhibit

99.1	Press Release of CNX Resources Corporation dated July 30, 2020

99.2	Investor Presentation, dated July 30, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNX RESOURCES CORPORATION

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Chief Financial Officer

Dated: July 30, 2020

Exhibit 99.1

CNX Reports Second Quarter Results

PITTSBURGH (July 30, 2020) - CNX Resources Corporation (NYSE: CNX) (“CNX” or “the company”) today announced the following financial and operational results:

Second Quarter Highlights

•	Reported a net loss attributable to CNX shareholders of $146 million, or a loss of $0.78 per diluted share, including an unrealized loss on commodity derivative instruments of $206 million.

•	Adjusted net income (a non-GAAP measure)(1) was $24 million.

•	Adjusted EBITDAX (a non-GAAP measure)(1) was $212 million.

•	Net cash provided by operating activities was $144 million and capital expenditures were $135 million.

•	Proceeds from asset sales were $12 million.

•	Consolidated free cash flow (FCF) (a non-GAAP measure)(1) was $21 million.

•

Received $29 million in net proceeds from monetizing and terminating approximately 39 million MMBtus of NYMEX natural gas hedges and a similar quantity of financial basis hedges that were to settle at various times from May through November of 2020.

•	Completed private offering of $345 million aggregate principal amount of 2.25% convertible senior notes due 2026.

•	Used net proceeds of convertible debt offering to pay down 5.875% notes due in 2022. CNX has paid down the aggregate principal amount of its 2022 notes by approximately $482 million year-to-date.

“The second quarter highlights our philosophy in action with lower quarterly production cash costs, positive free cash flow, a balance sheet strengthening convertible notes offering, and navigating a challenging commodity price environment by efficiently deferring volumes to higher price periods,” commented Nicholas J. DeIuliis, president and CEO. “We remain committed to making capital allocation decisions to maximize the long-term intrinsic value per share of the company.”

Mr. DeIuliis continued, “There are three main tenets that underlay our plan. First, we generate free cash flow on a day in, and day out basis. Our programmatic hedging helps drive our free cash flow generation and will continue to be a key tactic in the future. There are various other considerations that drive the free cash flow generation of the company such as low lease operating expense and low capital intensity; our blending strategy to avoid expensive processing fees; and our ability to reuse frac water to maintain a healthy water balance, to name a few. Second, we take the organic free cash flow that we generate and roll in a very modest amount of assets sales, which produce our cumulative free cash flow. Over our 7-year plan, we expect to generate over $3 billion of cumulative free cash flow(a), which leads to the third and last tenet: allocate that free cash flow into the right places at the right times. We are constantly evaluating redeploying capital back into the drill-bit, reducing debt, share buybacks, and M&A. We want to allocate capital to the right places, while maintaining great liquidity. Given the continued weakness in gas macro, our focus remains on debt reduction, which we feel is the best way to maximize the long-term intrinsic value per share of the company at this time.”

(1)	The Non-GAAP financial measures referenced throughout are defined and reconciled under the caption “Non-GAAP Financial Measures” below.

Second Quarter Financial Results:

The following table represents certain non-GAAP financial measures used by the company:1

	Quarter	Quarter		Quarter	Quarter
	Ended	Ended		Ended	Ended
	June 30, 2020	June 30, 2019		June 30, 2020	June 30, 2019
(Dollars in millions, except per share data)	Stand-alone		% Increase/(Decrease)	Consolidated		% Increase/(Decrease)
Adjusted Net (Loss) Income	$(7)	$12	(158.3)%	$24	$57	(57.9)%
Adjusted EBITDAX	$166	$175	(5.1)%	$212	$222	(4.5)%
Capital Expenditures[2]	$121	$226	(46.5)%	$135	$329	(59.0)%

[1]	The Non-GAAP financial measures in the table above are defined and reconciled to GAAP net (loss) income, under the caption “Non-GAAP Financial Measures” below.
[2]

Capital expenditures exclude $14.0 million and $103.4 million of total capital investment net to CNX Midstream Partners LP (“CNXM”) in the second quarter of 2020 and 2019, respectively, as reported in CNXM Second Quarter Results.

Operations:

During the quarter, CNX used up to two horizontal rigs and drilled eight wells. The company currently has one rig in operation along with one frac crew. During the quarter, the company utilized one all-electric frac crew to complete 11 wells, which included eight Southwest Pennsylvania Marcellus Shale wells and three Monroe County, Ohio, Utica Shale wells. In the first quarter, CNX turned-in-line six wells.

During the quarter, volumes decreased due to the temporary shut-in of a portion of CNX’s liquids-rich Shirley-Pennsboro production in May and June of 2020 in response to low NGL prices. Additionally, two new pads of dry gas turn-in-lines from April and May were temporarily shut-in May and June due to low natural gas prices. These decisions were made to take advantage of improved gas prices at the start of winter.

CNX’s natural gas and liquids production in the quarter came from the following categories:

	Quarter	Quarter	Quarter
	Ended	Ended	Ended
	6/30/2020	6/30/2019	3/31/2020
GAS
Marcellus Sales Volumes (Bcf)	75.3	84.3	87.6
Utica Sales Volumes (Bcf)	21.2	28.1	24.8
CBM Sales Volumes (Bcf)	13.1	13.9	13.2
Other Sales Volumes (Bcf)	—	0.1	0.1
LIQUIDS(1)
NGLs Sales Volumes (Bcfe)	4.7	7.9	8.3
Oil Sales Volumes (Bcfe)	—	—	0.1
Condensate Sales Volumes (Bcfe)	0.2	0.2	0.3

TOTAL (Bcfe)	114.5	134.5	134.4
Average Daily Production (MMcfe)	1,258.3	1,477.6	1,476.5

[1]

NGLs, Oil and Condensate are converted to Mcfe at the rate of one barrel equals six Mcf based upon the approximate relative energy content of oil and natural gas, which is not indicative of the relationship of oil, NGLs, condensate, and natural gas prices.

The following table highlights operating cash margins and fully burdened cash margins:

	Quarter	Quarter
	Ended	Ended
(Per Mcfe)	June 30, 2020	June 30, 2019
Average Sales Price - E&P	$2.52	$2.63
Total Production Cash Costs[1]	1.05	1.18

Operating Cash Margin	$1.47	$1.45
Operating Cash Margin (%)	58%	55%
Total Fully Burdened Cash Costs[2]	$1.75	$1.70

Fully Burdened Cash Margin	$0.77	$0.93
Fully Burdened Cash Margin (%)	31%	35%

[1]	See the “Price and Cost Data Per Mcfe” table below for reconciliation to Total Production Costs.
[2]

Fully burdened cash costs include production cash costs, selling, general and administrative (SG&A) cash costs, other operating cash expense, other cash (income) expense, and interest expense. Q2 2020 and Q2 2019 total fully burdened cash costs exclude a gain on asset sales of $0.07 per Mcfe and $0.00 per Mcfe, respectively. Q2 2020 and Q2 2019 also excludes unrealized losses on interest rate swaps of $0.05 per Mcfe and $0.00 per Mcfe, respectively.

PRICE AND COST DATA PER MCFE — Quarter-to-Quarter Comparison:

	Quarter	Quarter	Quarter
	Ended	Ended	Ended
(Per Mcfe)	June 30, 2020	June 30, 2019	March 31, 2020
Average Sales Price - Gas	$1.54	$2.51	$1.83
Average Gain on Commodity Derivative Instruments - Cash Settlement- Gas*	$1.03	$0.08	$0.77
Average Sales Price - Oil**	$5.15	$8.42	$7.87
Average Sales Price - NGLs**	$1.31	$3.06	$2.34
Average Sales Price - Condensate**	$4.20	$7.56	$6.28
Average Sales Price - E&P	$2.52	$2.63	$2.59
Lease Operating Expense (LOE)	$0.09	$0.15	$0.07
Production, Ad Valorem, and Other Fees	0.05	0.05	0.05
Transportation, Gathering and Compression	0.91	0.98	0.99
Depreciation, Depletion and Amortization (DD&A)	0.87	0.89	0.87

Total Production Costs	$1.92	$2.07	$1.98

Total Production Cash Costs, before DD&A	$1.05	$1.18	$1.11

Cash Margin, before DD&A	$1.47	$1.45	$1.48

*	Excluding gain from hedge monetization in Q2 2020 and Q1 2020.
**

NGLs, Oil, and Condensate are converted to Mcfe at the rate of one barrel equals six Mcf based upon the approximate relative energy content of oil and natural gas, which is not indicative of the relationship of oil, NGLs, condensate, and natural gas prices.

Note:	“Total Production Costs” excludes Selling, General, and Administration and Other Operating Expenses.

In the second quarter of 2020, total production costs were lower compared to the year-earlier quarter, due to improvements to LOE, transportation, gathering and compression, taxes, and DD&A. The primary driver to the improvement to LOE was a decrease in water disposal costs due to an increase in the reuse of produced water in well completions activity. The primary driver to improvement to transportation, gathering, and compression costs was due to the decline in processing fees due to a drier Marcellus production mix. The full commissioning of the Dry Ridge and Buckland compressor stations throughout the second half of 2019 allowed the majority of the gas produced from the Richhill Marcellus Shale field to avoid processing through blending.

Marketing:

Total hedged natural gas production in the 2020 third quarter is 88.9(1) Bcf. The annual gas hedge position is shown in the table below:

	2020		2021
Volumes Hedged (Bcf), as of 7/8/20	437.4	(1)(2)	454.1

[1]	Net of purchased swaps.
[2]	Includes actual settlements of 254.0 Bcf.

In April 2020, CNX monetized and terminated approximately 39 million MMBtus of NYMEX natural gas hedges and a similar quantity of financial basis hedges that were to settle at various times from May through November of 2020. In connection with these monetizations, CNX received $29 million of net proceeds. In addition, during the second quarter of 2020, CNX purchased financial swaps for May through November of 2020 under which CNX will pay a fixed price to and receive a floating price from its hedge counterparties. These moves gave CNX additional flexibility to move production to higher price periods while immediately taking the monetization proceeds.

CNX’s hedged gas volumes include a combination of NYMEX financial hedges, index (NYMEX and basis) financial hedges, and physical fixed price sales. In addition, to protect the NYMEX hedge volumes from basis exposure, CNX enters into basis-only financial hedges and physical sales with fixed basis at certain sales points. CNX’s gas hedge position through 2024 as of July 8, 2020, excluding the 2020 purchased swaps, is shown in the table immediately below.

	Q3 2020	2020	2021	2022	2023	2024
NYMEX Only Hedges
Volumes (Bcf)	100.2	447.3	413.6	271.7	142.6	145.4
Average Prices ($/Mcf)	$2.90	$2.94	$2.94	$2.85	$2.81	$2.90
Physical Fixed Price Sales and Index Hedges
Volumes (Bcf)	2.8	12.4	22.3	14.2	27.7	11.0
Average Prices ($/Mcf)	$2.44	$2.45	$2.51	$2.61	$2.17	$2.28

Total Volumes Hedged (Bcf)[1]	103.0	459.7	435.9	285.9	170.3	156.4

NYMEX + Basis (fully-covered volumes)[2]
Volumes (Bcf)	103.0	459.7	435.9	285.9	170.3	156.4
Average Prices ($/Mcf)	$2.47	$2.55	$2.46	$2.32	$2.25	$2.32
NYMEX Only Hedges Exposed to Basis
Volumes (Bcf)	—	—	—	—	—	—
Average Prices ($/Mcf)	$—	$—	$—	$—	$—	$—

Total Volumes Hedged (Bcf)[1]	103.0	459.7	435.9	285.9	170.3	156.4

[1]	Excludes basis hedges in excess of NYMEX hedges in Q3 2020, 2020, 2021, 2022, 2023, and 2024 of 2.1 Bcf, 9.5 Bcf, 18.2 Bcf, 44.2 Bcf, 26.0 Bcf, and 19.1 Bcf, respectively.
[2]	Includes physical sales with fixed basis in Q3 2020, 2020, 2021, and 2022 of 19.4 Bcf, 85.2 Bcf, 74.2 Bcf, and 4.0 Bcf, respectively.

During the second quarter of 2020, CNX added (sold) additional NYMEX natural gas swaps of 1.7 Bcf, 20.5 Bcf, 6.7 Bcf, 6.7 Bcf, 6.8 Bcf, and 0.9 Bcf for 2020, 2021, 2022, 2023, 2024, and 2025, respectively and additional index natural gas swaps of 1.0 Bcf and 0.8 Bcf for 2020 and 2021, respectively. To help mitigate basis exposure on NYMEX hedges, in the second quarter CNX added 3.1 Bcf, 11.7 Bcf, 28.6 Bcf, 25.2 Bcf, 25.5 Bcf, and 6.8 Bcf of basis hedges for 2020, 2021, 2022, 2023, 2024, and 2025, respectively.

Finance:

At June 30, 2020, CNX’s Stand-alone net debt to trailing-twelve-months (TTM) adjusted Stand-alone EBITDAX (including distributions from CNXM) (a non-GAAP measure)(1) was 2.3x. On a consolidated basis, CNX’s net debt to TTM adjusted EBITDAX (a non-GAAP measure)(1) was 2.6x.

At June 30, 2020, CNX’s credit facility had $550 million of borrowings outstanding and $205 million of letters of credit outstanding.

During the quarter, the company completed the private offering of $345 million aggregate principal amount of its 2.25% convertible senior notes due 2026. The company used the net proceeds to pay down a portion of its 5.875% notes due in 2022. As of June 30, 2020, the company had an aggregate principal balance of its 5.875% notes due in 2022 of approximately $414 million. The company has paid down the aggregate principal amount of these notes by approximately $482 million year-to-date.

CNX did not repurchase any shares of common stock during the second quarter of 2020.

Guidance Update:(a)

2020 Guidance Update:

CNX reaffirms its 2020 production volumes of 490-530 Bcfe. Due to the pricing contango in 2020, the company shut-in certain wells starting in May to take advantage of anticipated higher price months later in the year. If the current gas price contango continues through the summer, the company expects that these shut-in wells will be back online in early November. Even though this would result in the company being at the lower end of the production range, the company would expect to be at the high-end of the adjusted EBITDAX range under this scenario.

Adjusted EBITDAX(1)	Reaffirmed
	2020E
($ in millions, except per share data)	Low		High
Consolidated	$830	-	$900

(1)	Updated EBITDAX based on NYMEX forward strip as of July 8, 2020.

Capital Expenditures	Reaffirmed
	2020E
($ in millions)	Low		High
Drilling & Completion (D&C)	$330	-	$380
Non-D&C	$140	-	$170

Pro Forma Total Capital	$470	-	$550

In 2020, CNX reaffirms FCF(a) of approximately $300 million.

2021 Guidance Update:

As previously discussed, the company believes that the decision to manage production through well shut-ins during the second quarter in 2020 will positively impact 2021 results. The company continues to expect the following results in 2021: production volumes of approximately 550 Bcfe, total capital expenditures of approximately $440 million, and EBITDAX(a) of approximately $920 million. Due to the recently-announced CNXM transaction, the company expects FCF(a) of approximately $425 million, which is an increase of $25 million from the previous guidance. If 2021 gas prices strengthen further, the company could produce approximately 600 Bcfe, or if gas prices weaken, the company has the flexibility to reduce activity. The company anticipates that the bulk of the FCF in 2021, like 2020, will be used to reduce the company’s absolute debt and leverage ratio.

2022-2026 Guidance:

CNX expects to shift to a maintenance of production (MOP) plan in 2022-2026. Over this time period, the company continues to expect average production volumes of approximately 560 Bcfe by turning-in-line 25 wells each year on average. Due to the recently-announced CNXM transaction, CNX expects annual FCF(a) for 2022-2026 to average $515 million each year, compared to the previous guidance of $500 million of consolidated FCF.

2020-2026 Cumulative:

CNX expects cumulative FCF(a) over its 7-year plan to be over $3.0 billion.

(a) CNX is unable to provide a reconciliation of projected financial results contained in this release, including FCF, adjusted EBITDAX, fully burdened cash costs and other metrics to their respective comparable financial measure calculated in accordance with GAAP. This is due to our inability to calculate the comparable GAAP projected metrics, including operating income and total production costs, given the unknown effect, timing, and potential significance of certain income statement items.

CNX Acquiring All Outstanding Common Units of CNX Midstream Partners LP

On July 27, 2020, CNX and CNXM announced that they have entered into a definitive merger agreement pursuant to which CNX will acquire all of the outstanding common units of CNXM that it does not already own in exchange for CNX common stock valued at approximately $357 million, based on the most recent closing price of CNX common stock.

Video Presentation

CNX has pre-recorded a video presentation that not only thoroughly examines the take-private transaction, but also reviews the CNX investment thesis and why the company believes it is a non-replicable, best-in-class E&P company. The video can be accessed at: https://vimeo.com/441806879, or by visiting the “Investor Relations” page of CNX’s website at www.cnx.com, or on the ‘News and Events’ page of the CNX Midstream website at cnxmidstream.com. Presentation materials are available on each company’s website.

Earnings Conference Call Details

As previously disclosed, CNX will hold its earnings call for the second quarter on Thursday, July 30.

CNX Resources (NYSE: CNX)

•	10:00 a.m. ET: Thursday, July 30

•	Dial-In: 855-656-0928 (domestic) 412-902-4112 (international)

•	Reference “CNX Resources Call”

•	Webcast: investors.cnx.com

About CNX

CNX Resources Corporation (NYSE: CNX) is one of the largest independent natural gas exploration, development and production companies, with operations centered in the major shale formations of the Appalachian basin. The company deploys an organic growth strategy focused on responsibly developing its resource base. As of December 31, 2019, CNX had 8.4 trillion cubic feet equivalent of proved natural gas reserves. The company is a member of the Standard & Poor’s Midcap 400 Index. Additional information may be found at www.cnx.com.

Non-GAAP Financial Measures

CNX’s management uses certain non-GAAP financial measures for planning, forecasting and evaluating business and financial performance, and believes that they are useful for investors in analyzing the company. Stand-alone results include both CNX’s Exploration & Production (E&P) and Unallocated segments (but not the Midstream segment) plus distributions CNX receives from CNXM. CNX believes that providing stand-alone results provides investors with more transparency and a better ability to compare CNX’s financial results to those of our peer group. The term “consolidated” includes 100% of the results of CNX, CNX Gathering LLC, and CNXM on a consolidated basis.

Definitions: EBIT is defined as earnings before deducting net interest expense (interest expense less interest income) and income taxes. EBITDAX is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes, depreciation, depletion and amortization, and exploration. Adjusted EBITDAX consolidated is defined as EBITDAX after adjusting for the discrete items listed below. Stand-alone EBITDAX is defined as the adjusted EBITDAX related to both CNX’s E&P and Unallocated segments (See Note 24 - Segment Information in CNX’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission for more information) plus the distributions CNX receives during the current period from CNXM related to its limited partnership units (including general partner units, and incentive distribution rights (IDRs) prior to the IDR elimination transaction in the first quarter of 2020). Although EBIT, EBITDAX, Stand-alone EBITDAX and adjusted EBITDAX consolidated are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CNX Resources because they are widely used to evaluate a company’s operating performance. We exclude stock-based compensation from adjusted EBITDAX because we do not believe it accurately reflects the actual operating expense incurred during the relevant period and may vary widely from period to period irrespective of operating results. Investors should not view these metrics as a substitute for measures of performance that are calculated in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBIT, EBITDAX, Stand-alone EBITDAX or adjusted EBITDAX consolidated identically, the presentation here may not be comparable to similarly titled measures of other companies. Adjusted EBITDAX per outstanding share, adjusted net income per outstanding share, Stand-alone EBITDAX and adjusted EBITDAX consolidated are not measures of performance calculated in accordance with generally accepted accounting principles. Management believes that these financial measures are useful to an investor in evaluating CNX Resources because (i) analysts utilize these metrics when evaluating company performance and, (ii) given that we have an active share repurchase program, analysts have requested this information as of a recent practicable date, and we want to provide updated information to investors.

Reconciliation of EBIT, EBITDAX, adjusted EBITDAX consolidated, Stand-alone EBITDAX, adjusted net income, net debt, organic free cash flow, free cash flow and TTM EBITDAX to the most directly comparable GAAP financial measures is as follows:

	Three Months Ended
	June 30, 2020
Dollars in thousands	Stand-alone[1]	Midstream	Total Company
Net (Loss) Income	$(160,781)	$30,295	$(130,486)
Interest Expense	37,638	8,618	46,256
Interest Income	(322)	(1)	(323)
Income Tax Benefit	(28,646)	—	(28,646)

Earnings Before Interest & Taxes (EBIT)	$(152,111)	$38,912	$(113,199)
Depreciation, Depletion & Amortization	102,901	10,644	113,545
Exploration Expense	3,093	217	3,310

Earnings Before Interest, Taxes, DD&A and Exploration (EBITDAX)	$(46,117)	$49,773	$3,656

Adjustments:
Unrealized Loss on Commodity Derivative Instruments	$205,558	$—	$205,558
Loss on Debt Extinguishment	344	—	344
Stock-Based Compensation	2,186	380	2,566
Severance Expense	120	—	120

Total Pre-tax Adjustments	$208,208	$380	$208,588

Adjusted EBITDAX Consolidated	$162,091	$50,153	$212,244
Midstream Distributions	3,954	N/A	N/A

Stand-alone EBITDAX	$166,045	N/A	N/A

[1]

Stand-alone includes both CNX’s E&P and Unallocated segments. See Note 24 - Segment Information in CNX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission, for more information.

	Three Months Ended
	June 30, 2019
Dollars in thousands	Stand-alone[1]	Midstream	Total Company
Net Income	$148,281	$44,413	$192,694
Interest Expense	32,467	7,685	40,152
Interest Income	(71)	—	(71)
Income Tax Expense	40,791	—	40,791

Earnings Before Interest & Taxes (EBIT)	$221,468	$52,098	$273,566
Depreciation, Depletion & Amortization	120,705	8,294	128,999
Exploration Expense	5,567	—	5,567

Earnings Before Interest, Taxes, DD&A and Exploration (EBITDAX)	$347,740	$60,392	$408,132

Adjustments:
Unrealized Gain on Commodity Derivative Instruments	$(210,909)	$—	$(210,909)
Severance Expense	1,182	—	1,182
Loss on Debt Extinguishment	77	—	77
Stock-Based Compensation	23,333	540	23,873

Total Pre-tax Adjustments	$(186,317)	$540	$(185,777)

Adjusted EBITDAX Consolidated	$161,423	$60,932	$222,355
Midstream Distributions	13,251	N/A	N/A

Stand-alone EBITDAX	$174,674	N/A	N/A

[1]

Stand-alone includes both CNX’s E&P and Unallocated segments. See Note 24 - Segment Information in CNX’s Annual Report on Form 10-K for fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission, for more information.

Reconciliation of Adjusted Net Income

	Three Months Ended		Three Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Dollars in thousands	Stand-alone[1]	Stand-alone[1]	Total Company	Total Company
Net (Loss) Income from EBITDAX Reconciliation	$(160,781)	$148,281	$(130,486)	$192,694
Adjustments:
Total Pre-tax Adjustments from EBITDAX Reconciliation	208,208	(186,317)	208,588	(185,777)
Tax Effect of Adjustments	(54,409)	50,530	(54,508)	50,383

Adjusted Net (Loss) Income	$(6,982)	$12,494	$23,594	$57,300

[1]

Stand-alone includes both CNX’s E&P and Unallocated segments. See Note 24 - Segment Information in CNX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission, for more information.

Management uses net debt to determine the company’s outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. Management believes that using net debt attributable to CNX Resources shareholders is useful to investors in determining the company’s leverage ratio since the company could choose to use its cash and cash equivalents to retire debt.

Net Debt	June 30, 2020
	Stand-alone[1]	Midstream	Total Company
Total Long-Term Debt (GAAP)[2]	$1,849,563	$713,635	$2,563,198
Less: Cash and Cash Equivalents	23,725	2,196	25,921

Net Debt (Non-GAAP)	$1,825,838	$711,439	$2,537,277

[1]	Stand-alone includes both CNX’s E&P and Unallocated segments.
[2]	Includes current portion.

Reconciliation of Trailing-Twelve-Months (TTM) EBITDAX by Quarter

	Three Months Ended				Twelve Months Ended
	September 30,	December 31,	March 31,	June 30,	June 30,
Dollars in thousands	2019	2019	2020	2020	2020
Net Income (Loss)	$143,960	$(240,055)	$(305,222)	$(130,486)	$(531,803)
Interest Expense	38,405	37,051	48,995	46,256	170,707
Interest Income	(1,078)	(78)	(92)	(323)	(1,571)
Income Tax Expense (Benefit)	48,902	(50,398)	(152,582)	(28,646)	(182,724)

Earnings Before Interest & Taxes (EBIT)	$230,189	$(253,480)	$(408,901)	$(113,199)	$(545,391)
Depreciation, Depletion & Amortization	120,459	133,844	129,164	113,545	497,012
Exploration Expense	6,075	29,480	3,888	3,310	42,753

Earnings Before Interest, Taxes, DD&A, and Exploration (EBITDAX)	$356,723	$(90,156)	$(275,849)	$3,656	$(5,626)

Adjustments:
Unrealized (Gain) Loss on Commodity Derivative Instruments	$(156,872)	$(92,538)	$36,019	$205,558	$(7,833)
Impairment of Exploration and Production Properties	—	327,400	61,849	—	389,249
Impairment of Unproved Properties and Expirations	—	119,429	—	—	119,429
Impairment of Goodwill	—	—	473,045	—	473,045
Severance Expense	1,999	113	105	120	2,337
Stock Based Compensation	1,781	1,868	6,840	2,566	13,055
(Gain) Loss on Debt Extinguishment	—	—	(11,263)	344	(10,919)
Shaw Insurance Recovery	—	(2,159)	—	—	(2,159)

Total Pre-tax Adjustments	$(153,092)	$354,113	$566,595	$208,588	$976,204

Adjusted EBITDAX Consolidated TTM	$203,631	$263,957	$290,746	$212,244	$970,578

Reconciliation of Stand-alone EBITDAX Trailing-Twelve-Months (TTM)

	Twelve Months Ended June 30, 2020
Dollars in thousands	Stand-alone[1]	Midstream	Total Company
Net Loss	$(222,210)	$(309,593)	$(531,803)
Interest Expense	137,978	32,729	170,707
Interest Income	(1,558)	(13)	(1,571)
Income Tax Benefit	(182,724)	—	(182,724)

Earnings Before Interest & Taxes (EBIT)	$(268,514)	$(276,877)	$(545,391)
Depreciation, Depletion & Amortization	458,624	38,388	497,012
Exploration Expense	42,423	330	42,753

Earnings Before Interest, Taxes, DD&A, and Exploration (EBITDAX)	$232,533	$(238,159)	$(5,626)

Adjustments:
Unrealized Gain on Commodity Derivative Instruments	$(7,833)	$—	$(7,833)
Impairment of Exploration and Production Properties	389,249	—	389,249
Impairment of Unproved Properties and Expirations	119,429	—	119,429
Impairment of Goodwill	—	473,045	473,045
Severance Expense	1,901	436	2,337
Stock Based Compensation	11,444	1,611	13,055
Gain on Debt Extinguishment	(10,919)	—	(10,919)
Shaw Insurance Recovery	(2,159)	—	(2,159)

Total Pre-tax Adjustments	$501,112	$475,092	$976,204

Adjusted EBITDAX Consolidated TTM	$733,645	$236,933	$970,578
Midstream Distributions	53,650	N/A	N/A

Stand-alone EBITDAX TTM	$787,295	N/A	N/A

[1]	Stand-alone includes both CNX’s E&P and Unallocated Segments.

Organic free cash flow is defined as net cash provided by operating activities less capital expenditures. Free cash flow is defined as net cash provided by operating activities less capital expenditures plus proceeds from asset sales. Organic free cash flow and free cash flow are non-GAAP supplemental financial measures that the Company’s management and external users of its consolidated financial statements, such as industry analysts, lenders and ratings agencies use to assess the Company’s liquidity. The Company believes that the measures provide useful information to management and investors in assessing the Company’s ability to generate cash flow in excess of capital requirements and return cash to shareholders. Organic free cash flow and free cash flow should not be considered as alternatives to net cash provided by operating activities or any other measure of liquidity presented in accordance with GAAP.

The tables below reconcile organic free cash flow and free cash flow with net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP, as derived from the Statements of Condensed Consolidated Cash Flows to be included in the Company’s report on Form 10-Q for the quarter ended June 30, 2020.

Organic Free Cash Flow

Dollars in thousands	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019
Net Cash Provided by Operating Activities	$143,798	$252,021
Capital Expenditures	(134,852)	(329,227)

Organic Free Cash Flow	$8,946	$(77,206)

Free Cash Flow

Dollars in thousands	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019
Net Cash Provided by Operating Activities	$143,798	$252,021
Capital Expenditures	(134,852)	(329,227)
Proceeds from Asset Sales	12,151	1,281

Free Cash Flow	$21,097	$(75,925)

Cautionary Statements

We are including the following cautionary statement in this press release to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of us. With the exception of historical matters, the matters discussed in this press release are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”)) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” “will,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe a strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this press release speak only as of the date of this press release; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: prices for natural gas and NGLs are volatile and can fluctuate widely based upon a number of factors beyond our control including oversupply relative to the demand for our products, weather and the price and availability of alternative fuels; our dependence on gathering, processing and transportation facilities and other midstream facilities owned by CNX Midstream Partners LP (NYSE: CNXM) (CNXM) and others; uncertainties in estimating our economically recoverable natural gas reserves, and inaccuracies in our estimates; the high-risk nature of drilling, developing and operating natural gas wells; our identified drilling locations are scheduled out over multiple years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their development or drilling; challenges associated with strategic determinations, including the allocation of capital and other resources to strategic opportunities; the substantial capital expenditures required for our development and exploration projects, as well as CNXM’s midstream system development; the impact of potential, as well as any adopted, environmental regulations, including those relating to greenhouse gas emissions; environmental regulations can increase costs and introduce uncertainty that could adversely impact the market for natural gas with potential short and long-term liabilities; decreases in the availability of, or increases in the price of, required personnel, services, equipment, parts and raw materials in sufficient quantities or at reasonable costs to support our operations; if natural gas prices decrease or drilling efforts are unsuccessful, we may be required to record write-downs of our proved natural gas properties; the availability of storage capacity for refined products such as crude, and refinery inputs including condensate, c5+ and butane; changes in assumptions impacting management’s estimates of future financial results as well as other assumptions such as movement in our stock price, weighted-average cost of capital, terminal growth rates and industry multiples, could cause goodwill and other intangible assets we hold to become impaired and result in material non-cash charges to earnings; a loss of our competitive position because of the competitive nature of the natural gas industry, consolidation within the industry or overcapacity in the industry adversely affecting our ability to sell our products and midstream services; deterioration in the economic conditions in any of the industries in which our customers operate, a domestic or worldwide financial downturn, or negative credit market conditions; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (“COVID-19”) on business activity, the company’s operations and national and global economic conditions, generally; hedging activities may prevent us from benefiting from price increases and may expose us to other risks; existing and future government laws, regulations and other legal requirements and judicial decisions that govern our business may increase our costs of doing business and may restrict our operations; significant costs and liabilities may be incurred as a result of pipeline operations and related increase in the regulation of gas gathering pipelines; our ability to find adequate water sources for our use in shale gas drilling and production operations, or our ability to dispose of, transport or recycle water used or removed in connection with our gas operations at a reasonable cost and within applicable environmental rules; failure to successfully estimate the rate of decline or existing reserves or to find or acquire economically recoverable natural gas reserves to replace our current natural gas reserves; risks associated with our current long-term debt obligations; a decrease in our borrowing base, which could decrease for a variety of reasons including lower natural gas prices, declines in natural gas proved reserves, asset sales and lending requirements or regulations; changes in federal or state income tax laws, cyber incidents could have a material adverse effect on our business, financial condition or results of operations; construction of new gathering, compression, dehydration, treating or other midstream assets by CNXM may not result in revenue increases and may be subject to environmental, political, legal and economic risks; our success depends on key members of our management and our ability to attract and retain experienced technical and other professional personnel; terrorist activities could materially adversely affect our business and results of operations; we may operate a portion of our business with one or more joint venture partners or in circumstances where we are not the operator, which may restrict our operational and corporate flexibility and we may not realize the benefits we expect to realize from a joint venture; acquisitions and divestitures, we anticipate may not occur or produce anticipated benefits; the outcomes of various legal proceedings, including those which are more fully described in our reports filed under the Exchange Act; there is no guarantee that we will continue to repurchase shares of our common stock under our current or any future share repurchase program at levels undertaken previously or at all; negative public perception regarding our industry could have an adverse effect on our operations; CONSOL Energy may not be able to satisfy its indemnification obligations in the future and such indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which CONSOL Energy will be allocated responsibility ; risks associated with the company’s issuance of convertible senior notes due 2026 (the “convertible notes”), including the potential impact that the convertible notes may have on our reported financial results, potential dilution, the company’s ability to raise funds to repurchase the convertible notes, and that provisions of the convertible notes could delay or prevent a beneficial takeover of the company; the potential impact of the capped call transaction undertaken in tandem with the convertible note issuance, including counterparty risk; the possibility that the market price of the company’s common stock will fluctuate prior to the completion of the take-private transaction causing the value of the merger consideration to change; the risk that a condition to the closing of the take-private transaction may not be satisfied on a timely basis, if at all; the timing of the completion of the take-private transaction; the substantial transaction-related costs that may be incurred by the company and CNXM in connection with the take-private transaction; the possibility that the company and CNXM may, under certain specified circumstances, be responsible for the other party’s expenses; the possibility that the company and CNXM may be the targets of securities class actions and derivative lawsuits; the limited duties CNXM’s partnership agreement places on CNXM’s general partner (the “general partner”) for actions taken by the general partner; the risk that certain officers and directors of the company and the general partner have interests in the take-private transaction that are different from, or in addition to, the interests they may have as CNXM’s unitholders or the company’s stockholders, respectively; and the possibility that financial projections by the company and CNXM may not prove to be reflective of actual future results.

Although forward-looking statements reflect the company’s good faith beliefs at the time they are made, they involve known and unknown risks, uncertainties and other factors. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, including, among others, that the company’s business plans may change as circumstances warrant, please refer to the “Risk Factors” and “Forward-Looking Statements” sections of the company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Commission on February 10, 2020 and subsequent Quarterly Reports on Form 10-Q. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

Contacts:

Investor:     Tyler Lewis, at (724) 485-3157

Media:     Brian Aiello, at (724) 485-3078

CNX RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Three Months Ended		Six Months Ended
(Unaudited)	June 30,		June 30,
Revenue and Other Operating Income:	2020	2019	2020	2019
Natural Gas, NGL and Oil Revenue	$175,776	$342,865	$427,270	$778,811
(Loss) Gain on Commodity Derivative Instruments	(63,303)	221,581	51,839	26,205
Purchased Gas Revenue	20,424	18,768	46,783	34,989
Midstream Revenue	12,191	18,895	30,597	37,338
Other Operating Income	3,753	2,923	8,711	6,120

Total Revenue and Other Operating Income	148,841	605,032	565,200	883,463
Costs and Expenses:
Operating Expense
Lease Operating Expense	10,244	19,876	20,277	38,504
Transportation, Gathering and Compression	60,025	84,614	143,267	164,023
Production, Ad Valorem, and Other Fees	5,384	7,030	11,546	13,976
Depreciation, Depletion and Amortization	113,545	128,999	242,709	254,159
Exploration and Production Related Other Costs	3,310	5,567	7,197	8,825
Purchased Gas Costs	19,989	18,772	44,987	34,986
Impairment of Exploration and Production Properties	—	—	61,849	—
Impairment of Goodwill	—	—	473,045	—
Selling, General, and Administrative Costs	23,419	48,970	53,657	84,709
Other Operating Expense	26,596	17,976	47,277	41,451

Total Operating Expense	262,512	331,804	1,105,811	640,633
Other Expense
Other Expense (Income)	4,799	(99)	9,985	(681)
(Gain) Loss on Asset Sales and Abandonments	(5,938)	(387)	(17,992)	2,699
Loss (Gain) on Debt Extinguishment	344	77	(10,919)	7,614
Interest Expense	46,256	40,152	95,252	75,923

Total Other Expense	45,461	39,743	76,326	85,555
Total Costs and Expenses	307,973	371,547	1,182,137	726,188

(Loss) Earnings Before Income Tax	(159,132)	233,485	(616,937)	157,275
Income Tax (Benefit) Expense	(28,646)	40,791	(181,228)	29,231

Net (Loss) Income	(130,486)	192,694	(435,709)	128,044
Less: Net Income Attributable to Noncontrolling Interest	15,263	30,217	39,126	52,904

Net (Loss) Income Attributable to CNX Resources Shareholders	$(145,749)	$162,477	$(474,835)	$75,140

(Loss) Earnings per Share
Basic	$(0.78)	$0.85	$(2.54)	$0.39
Diluted	$(0.78)	$0.84	$(2.54)	$0.38
Dividends Declared	$—	$—	$—	$—

CNX RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(Dollars in thousands)	June 30,		June 30,
(Unaudited)	2020	2019	2020	2019
Net (Loss) Income	$(130,486)	$192,694	$(435,709)	$128,044
Other Comprehensive Income:
Actuarially Determined Long-Term Liability Adjustments (Net of tax: ($39), ($14), ($79), ($29))	111	41	223	85

Comprehensive (Loss) Income	(130,375)	192,735	(435,486)	128,129
Less: Comprehensive Income Attributable to Noncontrolling Interest	15,263	30,217	39,126	52,904

Comprehensive (Loss) Income Attributable to CNX Resources Shareholders	$(145,638)	$162,518	$(474,612)	$75,225

CNX RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited)
(Dollars in thousands)	June 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and Cash Equivalents	$19,607	$16,283
Restricted Cash	738	—
Accounts and Notes Receivable:
Trade, net	69,174	133,480
Other Receivables, net	7,669	13,679
Supplies Inventories	10,317	6,984
Recoverable Income Taxes	114,440	62,425
Derivative Instruments	197,804	247,794
Prepaid Expenses	10,973	17,456

Total Current Assets	430,722	498,101
Property, Plant and Equipment:
Property, Plant and Equipment	10,814,035	10,572,006
Less—Accumulated Depreciation, Depletion and Amortization	3,730,232	3,435,431

Total Property, Plant and Equipment—Net	7,083,803	7,136,575
Other Non-Current Assets:
Operating Lease Right-of-Use Assets	141,198	187,097
Investment in Affiliates	15,159	16,710
Derivative Instruments	212,657	314,096
Goodwill	323,314	796,359
Other Intangible Assets	93,371	96,647
Restricted Cash	5,576	—
Other	13,884	15,221

Total Other Non-Current Assets	805,159	1,426,130

TOTAL ASSETS	$8,319,684	$9,060,806

CNX RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited)
(Dollars in thousands, except per share data)	June 30, 2020	December 31, 2019
LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$148,345	$202,553
Derivative Instruments	83,527	41,466
Current Portion of Finance Lease Obligations	7,295	7,164
Current Portion of Long-Term Debt	22,430	—
Current Portion of Operating Lease Obligations	52,110	61,670
Other Accrued Liabilities	162,817	216,086

Total Current Liabilities	476,524	528,939
Non-Current Liabilities:
Long-Term Debt	2,540,768	2,754,443
Finance Lease Obligations	4,225	7,706
Operating Lease Obligations	79,701	110,466
Derivative Instruments	178,187	115,862
Deferred Income Taxes	370,412	476,108
Asset Retirement Obligations	62,543	63,377
Other	40,370	41,596

Total Non-Current Liabilities	3,276,206	3,569,558

TOTAL LIABILITIES	3,752,730	4,098,497
Stockholders’ Equity:
Common Stock, $.01 Par Value; 500,000,000 Shares Authorized, 187,431,492 Issued and Outstanding at June 30, 2020; 186,642,962 Issued and Outstanding at December 31, 2019	1,878	1,870
Capital in Excess of Par Value	2,261,729	2,199,605
Preferred Stock, 15,000,000 shares authorized, None issued and outstanding	—	—
Retained Earnings	1,495,197	1,971,676
Accumulated Other Comprehensive Loss	(12,382)	(12,605)

Total CNX Resources Stockholders’ Equity	3,746,422	4,160,546
Noncontrolling Interest	820,532	801,763

TOTAL STOCKHOLDERS’ EQUITY	4,566,954	4,962,309

TOTAL LIABILITIES AND EQUITY	$8,319,684	$9,060,806

CNX RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands) (Unaudited)	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total CNX Resources Stockholders’ Equity	Non- Controlling Interest	Total Equity
March 31, 2020	$1,874	$2,205,941	$1,641,009	$(12,493)	$3,836,331	$808,379	$4,644,710
Net (Loss) Income	—	—	(145,749)	—	(145,749)	15,263	(130,486)
Issuance of Common Stock	4	1,646	—	—	1,650	—	1,650
Shares Withheld for Taxes	—	—	(63)	—	(63)	—	(63)
Amortization of Stock-Based Compensation Awards	—	2,186	—	—	2,186	380	2,566
Equity Component of Convertible Senior Notes, net of Issuance Costs	—	78,307	—	—	78,307	—	78,307
Purchase of Capped Call	—	(26,351)	—	—	(26,351)	—	(26,351)
Other Comprehensive Income	—	—	—	111	111	—	111
Distributions to CNXM Noncontrolling Interest Holders	—	—	—	—	—	(3,490)	(3,490)

June 30, 2020	$1,878	$2,261,729	$1,495,197	$(12,382)	$3,746,422	$820,532	$4,566,954

(Dollars in thousands) (Unaudited)
March 31, 2019	$1,964	$2,249,511	$1,971,898	$(7,860)	$4,215,513	$759,296	$4,974,809
Net Income	—	—	162,477	—	162,477	30,217	192,694
Issuance of Common Stock	3	59	—	—	62	—	62
Purchase and Retirement of Common Stock	(88)	(68,934)	(5,261)	—	(74,283)	—	(74,283)
Shares Withheld for Taxes	—	—	(1,487)	—	(1,487)	(25)	(1,512)
Amortization of Stock-Based Compensation Awards	—	23,333	—	—	23,333	540	23,873
Other Comprehensive Income	—	—	—	41	41	—	41
Distributions to CNXM Noncontrolling Interest Holders	—	—	—	—	—	(15,689)	(15,689)

June 30, 2019	$1,879	$2,203,969	$2,127,627	$(7,819)	$4,325,656	$774,339	$5,099,995

CNX RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total CNX Resources Stockholders’ Equity	Non- Controlling Interest	Total Equity
December 31, 2019	$1,870	$2,199,605	$1,971,676	$(12,605)	$4,160,546	$801,763	$4,962,309
(Unaudited)
Net (Loss) Income	—	—	(474,835)	—	(474,835)	39,126	(435,709)
Issuance of Common Stock	8	1,646	—	—	1,654	—	1,654
Shares Withheld for Taxes	—	—	(1,644)	—	(1,644)	(309)	(1,953)
Amortization of Stock-Based Compensation Awards	—	8,522	—	—	8,522	884	9,406
Equity Component of Convertible Senior Notes, net of Issuance Costs	—	78,307	—	—	78,307	—	78,307
Purchase of Capped Call	—	(26,351)	—	—	(26,351)	—	(26,351)
Other Comprehensive Income	—	—	—	223	223	—	223
Distributions to CNXM Noncontrolling Interest Holders	—	—	—	—	—	(20,932)	(20,932)

June 30, 2020	$1,878	$2,261,729	$1,495,197	$(12,382)	$3,746,422	$820,532	$4,566,954

(Dollars in thousands)
December 31, 2018	$1,990	$2,264,063	$2,071,809	$(7,904)	$4,329,958	$751,785	$5,081,743
(Unaudited)
Net Income	—	—	75,140	—	75,140	52,904	128,044
Issuance of Common Stock	8	153	—	—	161	—	161
Purchase and Retirement of Common Stock	(119)	(93,871)	(13,790)	—	(107,780)	—	(107,780)
Shares Withheld for Taxes	—	—	(5,532)	—	(5,532)	(690)	(6,222)
Amortization of Stock-Based Compensation Awards	—	33,624	—	—	33,624	1,152	34,776
Other Comprehensive Income	—	—	—	85	85	—	85
Distributions to CNXM Noncontrolling Interest Holders	—	—	—	—	—	(30,812)	(30,812)

June 30, 2019	$1,879	$2,203,969	$2,127,627	$(7,819)	$4,325,656	$774,339	$5,099,995

CNX RESOURCES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Three Months Ended		Six Months Ended
(Unaudited)	June 30,		June 30,
	2020	2019	2020	2019
Cash Flows from Operating Activities:
Net (Loss) Income	$(130,486)	$192,694	$(435,709)	$128,044
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities:
Depreciation, Depletion and Amortization	113,545	128,999	242,709	254,159
Amortization of Deferred Financing Costs	6,348	2,701	8,795	4,408
Impairment of Exploration and Production Properties	—	—	61,849	—
Impairment of Goodwill	—	—	473,045	—
Stock-Based Compensation	2,566	23,873	9,406	34,776
(Gain) Loss on Asset Sales and Abandonments	(5,938)	(387)	(17,992)	2,699
Loss (Gain) on Debt Extinguishment	344	77	(10,919)	7,614
Loss (Gain) on Commodity Derivative Instruments	63,303	(221,581)	(51,839)	(26,205)
Loss on Other Derivative Instruments	3,598	—	14,237	—
Net Cash Received (Paid) in Settlement of Commodity Derivative Instruments	142,256	10,672	293,417	(30,710)
Deferred Income Taxes	(25,683)	40,790	(125,429)	29,231
Equity in Loss (Earnings) of Affiliates	1,260	(527)	1,421	(1,030)
Return on Equity Investment	131	750	131	2,056
Changes in Operating Assets:
Accounts and Notes Receivable	24,631	31,511	68,270	125,991
Recoverable Income Taxes	821	—	(52,015)	35,888
Supplies Inventories	(51)	5,400	(3,333)	(1,527)
Prepaid Expenses	1,832	326	6,542	4,287
Changes in Other Assets	(296)	(98)	396	(105)
Changes in Operating Liabilities:
Accounts Payable	(17,810)	35,308	(15,488)	29,346
Accrued Interest	(495)	2,870	(5,558)	5,050
Other Operating Liabilities	(35,994)	(1,958)	(49,620)	(36,392)
Changes in Other Liabilities	(84)	601	(1,131)	(6,907)

Net Cash Provided by Operating Activities	143,798	252,021	411,185	560,673

Cash Flows from Investing Activities:
Capital Expenditures	(134,852)	(329,227)	(286,901)	(628,365)
Proceeds from Asset Sales	12,151	1,281	26,126	7,087

Net Cash Used in Investing Activities	(122,701)	(327,946)	(260,775)	(621,278)

Cash Flows from Financing Activities:
Payments on Miscellaneous Borrowings	(1,777)	(1,768)	(3,569)	(3,515)
Payments on Long-Term Notes	(408,985)	—	(468,865)	(405,876)
Net (Payments on) Proceeds from CNXM Revolving Credit Facility	(28,000)	71,350	7,250	124,000
Net Proceeds from (Payments on) CNX Revolving Credit Facility	113,000	116,000	(111,000)	18,000
Proceeds from Issuance of CNX Senior Notes	—	—	—	500,000
Net (Payments on) Proceeds from CSG Non-Revolving Credit Facilities	(3,667)	—	169,583	—
Proceeds from Issuance of Convertible Senior Notes	334,650	—	334,650	—
Purchase of Capped Call Related to Convertible Senior Notes	(35,673)	—	(35,673)	—
Distributions to CNXM Noncontrolling Interest Holders	(3,489)	(15,689)	(20,932)	(30,812)
Proceeds from Issuance of Common Stock	1,650	62	1,654	161
Shares Withheld for Taxes	(63)	(1,512)	(1,953)	(6,222)
Purchases of Common Stock	—	(77,282)	—	(109,780)
Debt Issuance and Financing Fees	(848)	(6,597)	(11,917)	(9,938)

Net Cash (Used in) Provided by Financing Activities	(33,202)	84,564	(140,772)	76,018

Net (Decrease) Increase in Cash, Cash Equivalents, and Restricted Cash	(12,105)	8,639	9,638	15,413
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	38,026	23,972	16,283	17,198

Cash, Cash Equivalents, and Restricted Cash at End of Period	$25,921	$32,611	$25,921	$32,611

Earnings Results Second Quarter 2020 July 30, 2020 Exhibit 99.2

Cautionary Language Various statements in this presentation, including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX and CNX Midstream, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CNX and CNX Midstream and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expectation that CNX votes the CNXM common units that it owns in favor of the proposed transaction; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX and CNX Midstream believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX, CNX Midstream and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX’s or CNX Midstream’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CNX Midstream. The forward-looking statements in this presentation speak only as of the date of this presentation; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CNX’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each filed with the Securities and Exchange Commission (SEC), and any subsequent reports filed with the SEC. Currently, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible oil and gas reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We may use certain terms in this presentation, such as EUR (estimated ultimate recovery), that the SEC’s rules strictly prohibit us from including in filings with the SEC. We caution you that the SEC views such estimates as inherently unreliable and these estimates may be misleading to investors unless the investor is an expert in the natural gas industry. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain. No Offer or Solicitation. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information Regarding the Transaction Will Be Filed With the SEC. In connection with the proposed transaction, CNX will file a registration statement on Form S-4, including a consent statement/prospectus of CNX and CNX Midstream, with the SEC. INVESTORS AND SECURITY HOLDERS OF CNX AND CNX MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A consent statement/prospectus will be sent to security holders of CNX Midstream in connection with the solicitation of consents from CNX Midstream unitholders. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by CNX and CNX Midstream with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.cnx.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation. CNX, CNX Midstream and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about these persons is set forth in CNX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and CNX Midstream’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

The CNX Philosophy and Approach to Making Decisions CNX built a plan that consistently delivers substantial FCF year in and year out for the next seven years, and current allocation of the FCF will focus on debt paydown Our Approach: 1. We optimize long term intrinsic value per share above all else 2. The best metric for optimizing intrinsic value per share is free cash flow (FCF); maximizing free cash flow strengthens the balance sheet, allows for opportunistic capital allocation, and protects us from the downside 3. The assumptions for the ‘uncontrollables’ applied when calculating internal rates of return (IRRs) have changed drastically; we live in reality, and so we adjust the ‘controllables’ accordingly 4. The best way we optimize intrinsic value per share is to be a great capital allocator who follows risk-adjusted IRRs 5. IRR math dictates where we allocate consolidated FCF; in today’s environment, opportunistic debt paydown across various tranches of the debt stack is compelling

6 Reasons Why CNX is a Non-Replicable Best-In-Class E&P

1	**The Lowest Cost E&P Company**	▪ Production cash costs lowest in basin and declining over time ▪ Fully burdened cash costs expected to drop significantly over time ▪ Cost position drives basin leading cash margins
2	**Low Capital Intensity**	▪ Current F&D costs half of historical D&C DD&A ▪ Non-D&C capital (Midstream, Land, and Water) significantly reduced ▪ Low base decline rates of maintenance of production plan drives low capital
3	**Substantial Free Cash Flow(1)**	▪ >$3 billion in FCF(1) over 7-year plan ▪ Best-in-class FCF yield each year of 7-year plan ▪ CNXM transaction enhances cumulative FCF
4	**Strong Balance Sheet**	▪ Less than 1.5x leverage ratio in early 2023 ▪ Debt free in 2025 under current plan ▪ Interest cash costs decline materially
5	**Low-Risk Business Model**	▪ Projections use conservative, low NYMEX forward gas price assumptions ▪ Programmatic hedges de-risk revenues ▪ Deep core inventory extends well beyond 7-year plan period
6	**Growing Intrinsic Value per Share**	▪ Reduced cost of capital and total flexibility on capital allocation ▪ Substantial equity upside based on equity share of EV and/or cash flow yield ▪ CNX should command an M&A premium

(1) Non-GAAP measures. See appendix for definition.

CNX™ 4

Track Record of Success CNX has been a first mover in basin and gone against industry norms, e.g. hedged when others weren’t; no large new expensive FT contracts; first to streamline overhead; first LT contract for electric frac, etc… Implemented Programmatic Hedging Program No meaningful contracts on new expensive FT projects Authorized Share buyback program 2017 Constructed critical water infrastructure projects to drive water efficiencies for years to come Bought back 19% of shares outstanding since inception Streamlined G&A 2019 First-in-basin for long-term agreement with Evolution all-electric frac fleet Bought back 14% of shares outstanding since inception 2018 Substantially reduced debt and addressed near-term maturities Acquiring all of the outstanding publicly-owned units of CNXM 2020

Drilling and Completion Improvements Driving Capital Efficiencies SWPA Marcellus Drilling Efficiencies SWPA Marcellus Completions Efficiencies 38% Decline 33% Decline Most Recent Well Results: SWPA Marcellus: $720/ft SWPA Utica: $1,375/ft SHR/PEN Marcellus: $680/ft

Most Recent CPA Dry Utica Well Producing Above Type Curve CPA Dry Utica Results Increased EUR for Bell Point 6 Utica well to range of 4.5–5.0 Bcfe per 1,000’, Most productive Utica well to date ~20 years of Utica inventory in CPA region IRRs are competitive with SWPA Marcellus Strong, consistent, and repeatable performance Daily Production Normalized to 7,000’.

Current F&D At Much Higher Capital Efficiency Than Historical D&C DD&A Average $/Ft $1,618 $1,386 $1,031 $1,024 $830 $750 Average Lateral 4,000 7,700 8,340 9,360 12,000 12,000 Average EUR/1,000’ (NRI to CNX) 1.34 1.84 2.15 2.24 2.4 2.4 TIL Count 143 100 47 41 34 Marcellus Well Cost ($/Mcfe) $1.20 $0.75 $0.48 $0.47 $0.35 $0.30 Marcellus Well Cost $ per Mcfe 75% reduction in Marcellus F&D costs DD&A ($ / Mcfe) Significant historical Marcellus F&D improvement Marcellus F&D expected to be $0.30 per Mcfe in long-term plan

Best-In-Class Production Cash Costs Trailing twelve months (TTM) includes forecasted Q2 2020 end for CNX and TTM as of Q1 2020 for peers. Peers include AR, COG, EQT, GPOR, RRC, SWN. For peers that net transportation costs from revenue, $0.35 per Mcfe has been added to Transportation, Gathering and Compression to estimate total production costs. TTM Production Cash Costs per Mcfe(1) The CNXM transaction lowered CNX’s production cash costs by ~$0.40 per Mcfe

Fully Burdened Cash Costs Under $0.90 Per Mcfe 2020E-2026E Average Prices $/MMBtu NYMEX $2.40 In Basin Price $1.95 CNX Realized Price ($/Mcfe) $2.38 BTU Conversion (MMBtu/Mcf) 1.079 2020E-2026E Average Production Cash Costs (LOE, Taxes, Transportation, Gathering, and Compression) of $0.68/Mcfe Includes Interest, Unused FT and Processing, Idle Rig Fees, Other Cash Income (Expense), less 3rd Party Gathering and Other Operating Revenues. 30% reduction in fully burdened costs

Best Downside Protection in the E&P Space

2021E[1] Hedged Gas Production



104%
$2.94
100 %
$2.80
87%
80 %
NYMEX Strip $2.64 in 2021
60 %
$2.48
$2.49
$2.46
49%
$2.36
37%
40 %
26%
20 %
18%
0%
0 %
Peer 1
CNX
Peer 3
Peer 2
Peer 5
Peer 4
Peer 6
% of Consensus Prod. Hedged
Price Floor
$ 3.00
$ 2.90
$ 2.80
$ 2.70
$ 2.60
$ 2.50
$ 2.40
$ 2.30
$ 2.20
$ 2.10
$ 2.00
2021 % of Production Hedged
2021 Average NYMEX Price Floor

2022E[1] Hedged Gas Production



63%
$2.85
60 %
40 %
$2.48
NYMEX Strip $2.46 in 2022
29%
$2.37
$2.35
20 %
17%
10%
0 %
0%
0%
0%
CNX
Peer 1
Peer 3
Peer 2
Peer 4
Peer 5
Peer 6
% of Consensus Prod. Hedged
Price Floor
$ 3.00
$ 2.90
$ 2.80
$ 2.70
$ 2.60
$ 2.50
$ 2.40
$ 2.30
$ 2.20
$ 2.10
$ 2.00
2022 % of Production Hedged
2022 Average NYMEX Price Floor

~38% of 2023[1] production hedged under maintenance scenario at $2.81 NYMEX

vs.

~1% for peers at $2.40 NYMEX

~34% of 2024[1] production hedged under maintenance scenario at $2.90 NYMEX

vs.

~0% for peers

CNX™

Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. As of Q1 2020 for CNX and as of Q4 2019 for peers. NYMEX as of 7/8/2020. CNX hedge price per Mcf and per MMBtu for peers.
(1) Based on Bloomberg consensus estimates for 2021E and 2022E annual gas production. CNX 2021 % of production hedged based on company estimate of dry gas production. CNX 2022-2024 % of gas production hedged based on flat production scenario with 2021.

11

Flexibility to Modify Production Profile to Capture Higher Prices CNX shut in certain wells in May 2020 due to pricing contango CNX has the flexibility to modify its production profile allowing company to save some production to sell during significantly higher prices this winter and next year Not all producers have this flexibility due to low volumes hedged, high leverage, and/or high operating costs Expected Daily Production Flowing Now December 2020 Note: Forward market price is as of 7/8/2020. 40% higher production NYMEX ($/MMBtu) $1.50 $2.57 Winter (November/December 2020) prices are $1.07 per MMBtu higher than July 2020 prices

Q2 2020 Activity Summary Measured in lateral feet from perforation to perforation. Q2 2020 ($ in millions) TD FRAC TIL Average Lateral Length(1) Rigs at Period End SWPA Central Marcellus Marcellus 7 8 6 8,560 1 Utica Utica 1 - - - - WV Shirley-Penns Marcellus - - - - - Utica - - - - - CPA South Utica Utica - - - - - OH Dry Utica Utica Utica - 3 - - - Total     8 11 6 1 Expect to run 1 rig and 1 frac crew in 2021

Note: Long-term debt principal amounts only, excludes premiums, discounts, and debt issuance costs. Non-GAAP measures. See appendix for definition. Net of capped call transaction, which cost approximately $35.7 million. Consolidated Debt Maturities PF FCF(1) Cumulative PF FCF $ in millions A Balance Sheet Strengthening Convertible Notes Offering Senior Unsecured / Non-callable for 3.5 years Total Issuance $345MM Net Proceeds $299.0MM(2) Maturity May 1, 2026 Coupon 2.25% Conversion Premium / Share Price 20% / $12.84 Effective Conversion Premium / Share Price 70% / $18.19 Opportunistically issued convertible notes on April 28, 2020 Continued to de-risk balance sheet by further eliminating refinancing risk associated with 2022 Notes maturity Proceeds utilized to pay down 2022 Notes Annual interest rate savings of over $12.5MM Strong investor demand drove favorable interest rate and execution of greenshoe

Note: See appendix for Non-GAAP definition. Forward market prices are as of 7/8/2020. Includes ~$50M in expected asset sales in 2020 and 2021. Previous UPDATED 2020E 2020E Capital Expenditures ($ millions) Low High High Low High High Drilling & Completions $330 $380 $450 $330 $380 $450 Non-D&C $140 $170 $100 $140 $170 $100 PF Total Capital $470 $550 $550 $470 $550 $550 Production Volumes (Bcfe) 490 530 565 490 530 565 Prices on Open Volumes Natural Gas NYMEX ($/MMBtu)(1) $2.16 $1.94 Natural Gas Basis Differential ($/MMBtu)(1) ($0.25)-($0.35) ($0.20)-($0.30) NGL Realized Price ($/Bbl)(1) $8.00-$10.00 $12.50-$14.50 Adjusted EBITDAX ($ millions) Consolidated $830 $900 $830 $900 Free Cash Flow (FCF) ($ millions) Consolidated FCF(2) ~$300 ~$300 Started deferring volumes on May 1, 2020 Plan to turn wells back online November 1, driving production volumes towards low end of guidance range CNX PF 2021 FCF(2) expected to be ~$425 million Updated 2020 Guidance

Cumulative Free Cash Flow(1) 2020E-2026E >$3 billion of cumulative FCF over 7-year plan (1) CNX Pro Forma Market Cap (2) CNX Pro Forma Debt Note: NYMEX as of 7/8/2020. Non-GAAP measures. See appendix for definition. Free Cash Flow Yield is a non-GAAP measure and defined as (Operating Cash flow – Capex) / Current Market Capitalization. Based on 224.5 million shares outstanding pro forma for the transaction. Share price as of 7/17/2020. Substantial Cumulative Free Cash Flow and Yield

Flexibility in how we allocate capital Average annual go forward FCF of ~$500 million assuming current $2.40 NYMEX Lowest cost Appalachian E&P Non-replicable business model: Midstream, NRIs, water assets, hedge book, balance sheet, etc… Safety in paying down debt to increase equity value Immense upside in normal or high gas price environment Why Invest in the “New” CNX? Market disconnect provides tremendous opportunity Valuation not reflective of M&A attractiveness to peers who need to de-lever and de-risk their businesses

Appendix

CNX Overview Total Net Shale Acres >1.1 million Total Marcellus Net Acres 519,300 Net Undeveloped Marcellus Locations in SWPA 328 Total Utica Net Acres 608,300 Net Undeveloped Utica Locations in CPA 439 2020E Total Production 490-530 Bcfe Q2 2020 Liquidity >$1.4 billion NYSE Ticker CNX Corporate Office Canonsburg, PA Note: As of year-end 2019 as identified in 2019 10-K filed February 10, 2020. Locations calculated by dividing total controlled acreage in type curve region divided by area of a well. Lateral length and inter-lateral spacing assumption in appendix.

Relative Free Cash Flow Yield

2021E Free Cash Flow Yield(1)



CNX
Appalachia Peers
Top 10 XOP
S&P 500 Sectors
21.8%
10.6%
9.2%
6.6%
6.6%
6.5%
6.3%
6.3%
6.1%
5.9%
5.7%
2.6%
0.4%
(1.6%)
CNX
Appalachia Peers (1)
Communications
Energy
Consumer
Top 10 XOP(2)
Hardware
Software
Financials
Health Care
Industrials
Real Estate
Travel + Transport
Power

CNX 2021E-2026E Average Expected FCF Yield: 26%

Implied CNX share price of ~$35 assuming a 6.5% yield

Source: Public filings, FactSet as of 7/17/2020.
Note: Market data as of 7/17/2020. Free Cash Flow Yield is a non-GAAP measure and defined as (Operating Cash flow – Capex) / Current Market Capitalization; CNX 2021E is based on company projections and pro forma 224.5 million shares outstanding assuming a 0.88 exchange ratio for the CNX Midstream transaction; all other figures based on broker consensus estimates.
(1) E&P Peers include: AR, COG, EQT, GPOR, RRC, and SWN.
(2) Top 10 XOP include: APA, CLR, COP, CVX, HES, MPC, NBL, PE, PXD, and XOM.

20

Q2 2020 Financial Results Summary Note: The Non-GAAP financial measures in the tables above are defined and reconciled to GAAP net income in the appendix under "Non-GAAP Reconciliation." Capital expenditures exclude $14 million and $103 million of total capital investment net to CNXM in the second quarter of 2020 and 2019, respectively, as reported in CNXM Second Quarter Results. See the "Price and Cost Data Per Mcfe" in the appendix for a reconciliation to total Production Costs. Fully burdened cash costs include production cash costs, selling, general and administrative (SG&A) cash costs, other operating cash expense, other cash (income) expense, and interest expense. Q2 2020 and Q2 2019 total fully burdened cash costs exclude a gain on asset sales of $0.07 per Mcfe and $0.00 per Mcfe, respectively. Q2 2020 and Q2 2019 also excludes unrealized losses on interest rate swaps of $0.05 per Mcfe and $0.00 per Mcfe, respectively. Strong operating cash margins despite weaker gas prices vs. last year

Financial Guidance

	PREVIOUS (4/27/2020)	UPDATED (7/30/2020)
Revenue and Other Operating Income	**2020E**	**2020E**
Production Volumes:		
Natural Gas (Bcf)	465-500	465-500
NGLs (MBbls)	3,485-4,400	3,485-4,400
Condensate (MBbls)	110-170	110-170
Total Production (Bcfe)	**490-530**	**490-530**
% Liquids	~5%-6%	~5%-6%
Natural Gas NYMEX Price ($/MMBtu)(1)	$2.16	$1.94
Natural Gas Basis Differential to NYMEX ($/MMBtu)(1)	($0.25)-($0.35)	($0.20)-($0.30)
NGL Realized Price ($/Bbl)(1)	$8.00-$10.00	$12.50-$14.50
Condensate Realized Price % of WTI(1)	70%	70%
Realized Hedging Gain ($ in millions)(2)	$255-$265	$330-$340
Other Operating Income (3rd party water income and resold FT) ($ in millions)	$10-$20	$10-$20
CNXM 3rd Party Gathering Revenue	$40-$50	$55-$65
Costs		
Average per unit operating expenses ($/Mcfe):		
Lease Operating Expense		
Production, Ad Valorem, and Other Fees		
Transportation, Gathering and Compression		
Total Cash Production and Gathering Costs	**$1.06-$1.14**	**$0.67-$0.75**
($ in millions)		
Selling, General, and Administrative Costs(3)	$80-$90	$80-$90
Exploration Expense	$5-$15	$5-$15
Other Operating Expense (unutilized FT and processing, idle rig fees, and other misc.)	$80-$95	$80-$95
Other Non-Operating Expense (Income)	($5)-$0	$10-$20

CNX Resources Corporation is unable to provide a reconciliation of projected stand-alone or consolidated adjusted EBITDAX to projected operating income, the most comparable financial measure calculated in accordance with GAAP. This is due to our inability to calculate GAAP projected operating income given the unknown effect, timing, and potential significance of certain income statement items.

(1) Forward market prices are as of 7/8/2020.

(2) Refer to Appendix on hedging gain/(loss) assumptions. Forward pricing as of 7/8/2020. Anticipated hedging activity is not included in projections.

(3) Excludes stock-based compensation.

22

Low Base Decline Rate Drives Low Capital Intensity

Capital plan	
	2022E - 2026E (annual avg.)
TIL Count	~25
Net production (Bcfe)	~560
Capital Expenditures ($ in millions)	
Drilling & Completion	~$230
Non-D&C	~$70
PF Total Capital	~$300

As PDPs build over time, base decline shallows to average ~20% in 2022E-2026E

Fewer TILs required to keep production flat Y-o-Y

Illustrative Example of PDP/TIL Build Overtime



40%
35%
30%
25%
20%
15%
10%
2019
2020E
2021E
2022E
2023E
2024E
2025E
2026E
PDP Base
Rolling PDP Adds
Annual TIL Volumes
Base Decline

23

Natural Gas Hedging and Basis Protection



500
450
400
350
300
250
200
150
100
50
0
Gas Volumes Hedged (Bcf)
459.7
435.9
285.9
170.3
156.4
2020
2021
2022
2023
2024
NYMEX + Basis(2)

Hedge Volumes and Pricing	Q3 2020	2020	2021	2022	2023	2024
NYMEX Hedges						
Volumes (Bcf)	100.2	447.3	413.6	271.7	142.6	145.4
Average Prices ($/Mcf)	$2.90	$2.94	$2.94	$2.85	$2.81	$2.90
Physical Fixed Price Sales and Index Hedges						
Volumes (Bcf)	2.8	12.4	22.3	14.2	27.7	11.0
Average Prices ($/Mcf)	$2.44	$2.45	$2.51	$2.61	$2.17	$2.28
Total Volumes Hedged (Bcf)(1)	103.0	459.7	435.9	285.9	170.3	156.4
NYMEX + Basis (fully-covered volumes)(2)						
Volumes (Bcf)	103.0	459.7	435.9	285.9	170.3	156.4
Average Prices ($/Mcf)	$2.47	$2.55	$2.46	$2.32	$2.25	$2.32
NYMEX Hedges Exposed to Basis						
Volumes (Bcf)	-	-	-	-	-	-
Average Prices ($/Mcf)	-	-	-	-	-	-
Total Volumes Hedged (Bcf)(1)	103.0	459.7	435.9	285.9	170.3	156.4

Despite cashing in $84MM of value YTD and resetting 2022-2024 hedges, still maintain strong average hedge prices and cash flow protection

NYMEX hedges added (sold) during Q2: 43.3 Bcf (2020, 2021, 2022, 2023, 2024, and 2025)

Index hedges added (sold) during Q2: 1.8 Bcf (2020 and 2021)

Basis hedges added during Q2: 100.9 Bcf (2020, 2021, 2022, 2023, 2024, and 2025)

CNX™

(1) Hedge positions as of 7/8/2020. Excludes basis hedges in excess of NYMEX hedges of 2.1 Bcf, 9.5 Bcf, 18.2 Bcf, 44.2 Bcf, 26.0 Bcf, and 19.1 Bcf for Q3 2020, 2020, 2021, 2022, 2023, and 2024, respectively. Q3 2020 and 2020 exclude purchased swaps. See slide xx.

(2) Includes the impact of NYMEX and basis-only hedges as well as physical sales agreements.

24

For financial hedging, CNX utilizes over-the-counter swaps to manage its exposure to natural gas price fluctuations. Typically, CNX “sells” swaps under which it receives a fixed price from counterparties and pays a floating market price. In order to help gain additional flexibility to move production to higher price periods, during the second quarter of 2020, CNX purchased, rather than sold, financial swaps for the period May through November of 2020 under which CNX will pay a fixed price to and receive a floating price from its hedge counterparties. Swaps purchased have the effect of reducing total hedged volumes for the period of the swap. Purchased Swaps Q3 2020 2020 NYMEX Only Hedges Volumes (Bcf) 9.5 21.5 Average Fixed Prices ($/Mcf) $2.29 $2.18 Index Hedges  Volumes (Bcf) 6.7 10.3 Average Fixed Prices ($/Mcf) $1.55 $1.52 Basis Hedges Volumes (Bcf) 8.9 20.7 Average Fixed Prices ($/Mcf) ($0.38) ($0.38) Natural Gas Hedging and Basis Protection (Cont’d)

Natural Gas and Liquids Realizations   2020 2019   Q2 Q2 NYMEX Natural Gas ($/MMBtu) $1.72 $2.64 Average Differential (0.29) (0.31) BTU Conversion (MMBtu/Mcf)* 0.11 0.18 Gain on Commodity Derivative Instruments-Cash Settlement** 1.03 0.08 Realized Gas Price per Mcf $2.57 $2.59 * Conversion factor 1.08 1.08 Natural Gas Price Reconciliation Average Price Realization ($ per Bbl) ** Excludes gain from hedge restructuring. Natural Gas Liquids, Oil and Condensate Q2 2020 liquids sold: 5.0 Bcfe Total weighted average price of all liquids decreased 54% to $8.73 per Bbl in Q2 2020 from $19.14 per Bbl in Q2 2019 and decreased 42% from $15.14 per Bbl in Q1 2020. In Q2 2020, liquids comprised 4% of production volumes   2020 2019 Q2 Q1 Q2 Q1 NGLs $7.86 $14.04 $18.36 $26.76 Oil $30.90 $47.22 $50.52 $43.56 Condensate $25.20 $37.68 $45.36 $39.00

Financial Guidance: 2020E Natural Gas Marketing Mix and Basis Northeast Pipeline Projects Southeast Pipeline Projects ETNG 2020E Gas: 10% CY20 Basis: $0.13 TCO Pool 2020E Gas: 21% CY20 Basis: ($0.30) TETCO ELA & WLA 2020E Gas: 5% CY20 Basis: ($0.08) Dawn Pipeline Projects Gulf Market Pipelines Michcon 2020E Gas: 11% CY20 Basis: ($0.13) DOM South 2020E Gas: 11% CY20 Basis: ($0.42) TETCO M2 2020E Gas: 35% CY20 Basis: ($0.44) TETCO M3 2020E Gas: 7% CY20 Basis: ($0.02) Percentages include physical sales Note: Forward market prices are as of 7/8/2020.

Q3 2020, 2020, and 2021 Gas Hedging Gain/Loss Projections In addition to NYMEX, Index, and basis financial hedges, CNX has physical fixed basis sales and physical fixed price sales with customers 2020E physical fixed basis sales and physical fixed price sales: 94.6 Bcf 2021E physical fixed basis sales and physical fixed price sales: 92.4 Bcf Physical sales provide additional basis hedge Flows through gas sales in financials Note: Forward market prices, hedged volumes, and hedge prices are as of 7/8/2020. Anticipated hedging activity is not included in projections. Net of purchased swaps. July prices are settled. Forecasted Gain/(Loss) amounts are based on sum of current monthly hedge positions vs. strip. CY 2020 excludes $84 million of hedge monetization gains.

YE2019 Type Curve Area and Acreage Update Note: As of year-end 2019 as identified in 2019 10-K filed February 10, 2020.

YE2019 Acreage and Undeveloped Location Update Note: As of year-end 2019 as identified in 2019 10-K filed February 10, 2020. Acres by type curve area do not equal total acres because some CNX-controlled acres fall outside of identified type curve areas. Average lateral lengths and inter-lateral spacing assumptions unchanged from 2018 Analyst Day. Totals may not foot due to rounding. Locations calculated by dividing total controlled acreage in type curve region divided by area of a well. Grossing up locations to include prospective units requiring additional capital, as is common in the industry, would yield significantly more locations. MARCELLUS UTICA

Non-GAAP Definition Non-GAAP Financial Measures Definitions: EBIT is defined as earnings before deducting net interest expense (interest expense less interest income) and income taxes. EBITDAX is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes, depreciation, depletion and amortization, and exploration. Adjusted EBITDAX consolidated is defined as EBITDAX after adjusting for the certain discrete items... Although EBIT, EBITDAX, and adjusted EBITDAX consolidated are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CNX Resources because they are widely used to evaluate a company's operating performance. We exclude stock-based compensation from adjusted EBITDAX because we do not believe it accurately reflects the actual operating expense incurred during the relevant period and may vary widely from period to period irrespective of operating results. Investors should not view these metrics as a substitute for measures of performance that are calculated in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBIT, EBITDAX, or adjusted EBITDAX consolidated identically, the presentation here may not be comparable to similarly titled measures of other companies. Adjusted EBITDAX per outstanding share, adjusted net income per outstanding share, and adjusted EBITDAX consolidated, , are not measures of performance calculated in accordance with generally accepted accounting principles. Management believes that these financial measures are useful to an investor in evaluating CNX Resources because (i) analysts utilize these metrics when evaluating company performance and, (ii) given that we have an active share repurchase program, analysts have requested this information as of a recent practicable date, and we want to provide updated information to investors.   Free cash flow is defined as operating cash flow minus capex plus proceeds from asset sales.   Production cash costs include lease operating expense, production ad valorem and other fees, and transportation gathering and compression costs.   Fully burdened cash costs include production cash costs plus Interest, Unused FT and Processing, Idle Rig Fees, Other Cash Income (Expense), less 3rd Party Gathering and Other Operating Revenues. Net Debt is defined as long-term debt less cash and cash equivalents.   CNX is unable to provide a reconciliation of projected financial results contained in this presentation, including Free Cash Flow (FCF), Pro Forma (PF) FCF, adjusted EBITDAX, net debt, fully burdened cash costs and other metrics to their respective comparable financial measure calculated in accordance with GAAP. This is due to our inability to calculate the comparable GAAP projected metrics, including operating income and total production costs, given the unknown effect, timing, and potential significance of certain income statement items.

Non-GAAP Reconciliation Price and Cost Data per Mcfe

Non-GAAP Reconciliation Source: Company filings.

Non-GAAP Reconciliation Source: Company filings.

Non-GAAP Reconciliation Source: Company filings.